Exhibit 13


      (Reproduced by Allegheny Energy for Edgar Filing)
                   STATE OF WEST VIRGINIA
                    STATE TAX DEPARTMENT

                        P.O. Box 2589
                 Charleston, WV   25328-2589

                  Telephone (304) 558-8730
                     Fax (304) 558- 8733

CECIL R. UNDERWOOD                      JOSPEH M. PALMER
  Governor                               Commissioner

                       October 5, 2000

John A. Mairs
Jackson & Kelly PLLC
Attorneys at Law
P.O. Box 553
Charleston, WV   25322

Re: Business and occupation tax treatment of leased generation capacity as an offset against distribution tax base.

Dear Mr. Mairs:

      This letter is in response to your correspondence of October 3, 2000. In your letter you refer to a lease agreement under which Potomac Edison Company would lease electricity generation capacity from Allegheny Energy Supply Company, LLC.

      The  Tax  Department has reviewed the  proposed  lease
agreement.  It is to be an operating lease (see section  3.5 of  the  lease),  with  a  1 year term  subject  to  renewal
(section 8.2).

      Under the proposed lease, the electricity generating company, Allegheny Energy Supply Co., LLC, will own the generating unit, but will lease to the distributing company, Potomac Edison Co., a fixed amount of 425 MW of generating capacity, equivalent to 29 percent of Potomac's former ownership interest in the named facilities. See section 3.1.1.of the proposed lease. It was determined pursuant to a telephone conversation between you and a Tax Department staff member that the 29% number was deliberately chosen because 29% is the number necessary to offset the distribution tax base of Potomac Edison Co. and eliminate the distribution tax.

     11-13-1.Definitions.

     (b) Terms defined

     (3) "Taxpayer" means any person liable for any tax hereunder.

     11-13-2o. Business of generating or producing or selling electricity on and after the first day of June, one thousand nine hundred ninety-five; definition; rate of tax;
exemptions; effective date

     (b)  Rate  of  tax.   Upon every  person  engaging  or
continuing within this state in the business of generating or producing electricity for sale, profit or commercial use, either directly or indirectly through the activity of others, in whole or in part, or in the business of selling electricity to consumers, or in both businesses, the tax imposed by section two ( 11-13-2) of this article shall be equal to:

     (1) For taxpayers who generate or produce electricity for sale, profit or commercial use, the product of twenty-two dollars and seventy-eight cents multiplied by the taxable generating capacity of each generating unit in this state owned or leased by the taxpayer, subject to the modifications set forth in subsection
     (c) of this section; Provided, That with respect to each generating unit in this state which has installed a flue gas desulfurization system, the lax imposed by section two of this article shall, on and after the thirty-first day of January, one thousand nine hundred ninety-six, be equal to the product of twenty dollars and seventy cents multiplied by the taxable generating capacity of the units, subject to the modifications set forth in subsection (c) of this section: Provided, however, That with respect to kilowatt hours sold to or used by a plant location engaged in manufacturing activity in which the contract demand at such plant location exceeds two hundred thousand kilowatts per hour in a year, in no event shall the tax imposed by this article with respect to the sale or use of such electricity exceed five hundredths of one cent times the kilowatt hours sold to or used by a plant engaged in such a manufacturing activity; and

     (2) For taxpayers who sell electricity to consumers in this state that is not generated or produced in this state by the taxpayer, nineteen hundredths of one cent times the kilowatt hours of electricity sold to consumers in this state that were not generated or produced in this state by the taxpayer, except that the rate shall be five hundredths of one cent times the kilowatt hours of electricity not generated or produced in this state by the taxpayer which is sold to a plant location in this state of a customer engaged in manufacturing activity if the contract demand at such plant location exceeds two hundred thousand kilowatts per hour per year or if the usage at such plant location exceeds two hundred thousand kilowatts per hour in a year. The measure of tax under this subdivision (2) shall be equal to the total kilowatt hours of electricity sold to consumers in the state during the taxable year that were not generated or produced in this state by the taxpayer, to be determined by subtracting from the total kilowatt hours of electricity sold in consumers in the state the net kilowatt hours of electricity generated or produced in the state by the taxpayer during the taxable year. For the purposes of this subdivision, net kilowatt hours of electricity generated or produced in this state by the taxpayer includes the taxpayer's pro rata share of electricity generated or produced in this state by a partnership or limited liability company of which the taxpayer is a partner or member. The provisions of this subdivision (s) shall not apply to those kilowatt hours exempt under subsection (b), section two-n [11-13-2n(b)] of this article. Any person taxable under this subdivision (s) shall be allowed a credit against the amount of tax due under this subdivision (2) for any electric power generation taxes or a tax similar to the tax imposed by subdivision (1) of this subsection
     (b) paid by the taxpayer with respect to such electric power in the state in which such power was generated or produced. The amount, of credit allowed shall not exceed the tax liability arising under this subdivision
     (2) with respect to the sale of such power.

     In   essence,  under  the  statute,  the  business  and
occupation tax on electric power generation is imposed on taxable generating capacity of each generating unit in this state "owned or leased by the taxpayer."

     The leasing of generating capacity by Potomac Edison falls within the statutory requirement for generation that offsets distribution by an owner or lessor of the generating unit. Thus, under the lease agreement submitted to the Tax Department for review, the electricity distribution in KWH of Potomac Edison would be offset by the generation capacity in KWH leased by Potomac Edison in computation of the business and occupation distribution tax base.

                              Sincerely,

                              /s/ Mark Muchow

                              Mark Muchow
                              Chief Administrator
                              For Revenue Operations